Exhibit 99.1

Annual General Meeting of Shareholders of
Fortuna Mining Corp. (the "Company") held on June 26, 2025

Report of Voting Results
pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted upon at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares of Fortuna Mining Corp. (the "Company") held at the office of Blake, Cassels & Graydon, 1133 Melville Street, Suite 3500, Vancouver, British Columbia on Thursday, June 26, 2025 at 10:00 a.m. (Pacific time). The matters voted upon are described in greater detail in the Company's management information circular dated May 1, 2025 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.fortunamining.com.

Matters Voted Upon

			Votes Cast
Item of Business		Outcome	For	Against
1.	Ordinary resolution to fix the number of directors elected to the Board of the Company at eight.	Approved	186,910,982	1,879,027
			(99.00%)	(1.00%)

			Votes Cast
Item of Business		Outcome	For	Withheld
2.	The election of the following nominees as directors of the Company until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Jorge A. Ganoza Durant	Elected	159,475,985	831,198
			(99.48%)	(0.52%)

	David Laing	Elected	154,870,542	5,436,641
			(96.61%)	(3.39%)

	Mario Szotlender	Elected	154,344,778	5,962,405
			(96.28%)	(3.72%)

	David Farrell	Elected	148,807,290	11,499,893
			(92.83%)	(7.17%)

	Alfredo Sillau	Elected	158,876,299	1,430,884
			(99.11%)	(0.89%)

	Kylie Dickson	Elected	159,252,340	1,054,844
			(99.34%)	(0.66%)

	Kate Harcourt	Elected	159,513,569	793,615
			(99.50%)	(0.50%)

	Salma Seetaroo	Elected	159,228,957	1,078,227
			(99.33%)	(0.67%)

			Votes Cast
Item of Business		Outcome	For	Withheld
3.	Ordinary resolution to approve the re-appointment of KPMG LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors of the Company.	Approved	179,826,554	8,963,456
			(95.25%)	(4.75%)